March 26, 2025

Keith Pratt
Chief Financial Officer
McGrath RentCorp
5700 Las Positas Road
Livermore, CA 94551

        Re: McGrath RentCorp
            Form 10-K for Fiscal Year Ended December 31, 2024
            Form 8-K Furnished February 19, 2025
            File No. 000-13292
Dear Keith Pratt:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Managements Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA
Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities, page 46

1. Please revise your reconciliation here and in your earnings releases in Form 8-K to begin with the most directly comparable GAAP measure and reconcile to the non-
       GAAP measure. Refer to Question 102.10(b) of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures ("C&DI").
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 47

2. Please provide a more informative analysis and discussion of changes in reported operating cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in reported operating cash flows. Ensure your discussion and analysis
 March 26, 2025
Page 2

       is not merely a recitation of changes evident from the financial statements. We note in your current analysis you refer to gain on merger termination and gain on sale of discontinued operation that are noncash items that do not affect operating cash. We also note net income taxes paid materially decreased in 2024 from 2023 but this is not cited as a factor contributing to the increase in reported operating cash between these periods. Refer to Item 303(a) of Regulation S-K and the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance Funding of Rental Asset Growth, page 47

3. Please revise the description of "Cash available for purchase of rental equipment" and
       "Cash available for other purposes" to state that it is "operating cash" (or similar description) available for these purposes because this is what the measure appears to represent. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K and Question
100.05 of the
       C&DI.
4. The lead-in to the table indicates the purpose of the table is to show how the sum of operating cash flows and proceeds from sales of used rental equipment relate to purchases of rental equipment. In this regard, it is not clear why proceeds from each of sale of net discontinued operation and net merger termination are included in the table. In particular, you disclose in the paragraph preceding the lead into the table the net merger termination proceeds were primarily used to paydown outstanding borrowings and the net discontinued operation proceeds were primarily used to expand your rental asset fleet through the purchase of Vesta Modular. Please advise.
5. For the proceeds from sale of discontinued operation, net of tax for 2023 shown here, please explain to us if the tax amount is as accrued or paid. If paid, explain to us how you determined the amount paid; if accrued, explain to us why it is appropriate for this table that purports to represent cash availability.
6. For 2024 you disclose proceeds from Willscot Mobile Mini merger termination, net of transaction costs of $116,841. This net amount is reported in net income, and net income is included in the cash provided by operating activities, so it appears this amount may be double counted in determining cash available in this table. Please advise.
Notes to Consolidated Financial Statements
Note 16. Segment Reporting, page 87

7. You mention your chief operating decision maker ("CODM") evaluates and assesses various factors regarding the performance of segments and allocation of resources but it appears you do not discuss how the CODM uses the reported segment measures of profit or loss in assessing performance and allocating resources pursuant to ASC 280-
       10-50-29.f. Please revise accordingly. Refer to the example in ASC 280-10-55-47.bb for guidance.
Form 8-K Furnished February 19, 2025
Exhibit 99.1, page 1

8. You present fourth quarter highlights which includes your Adjusted EBITDA growth
 March 26, 2025
Page 3

       without similar presentation of period over period impacts to the comparable GAAP measure(s). When you present or discuss non-GAAP measures, please present the most directly comparable GAAP measure(s) with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the C&DI.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services